HAECO

Our Ref: CSA/CPA12/5(e)

7th August 2002

By DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited
File No. 82-3846

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the preliminary announcement of the interim results of the Company for filing.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

Encl.
c.c.: Ms. Anita Sung (w/o encl.)
Assistant Treasurer
The Bank of New York
(Fax: 001-1-212-571-3050)

HONG KONG AIRCRAFT ENGINEERING CO. LTD.
2002 INTERIM RESULTS

For further information, please contact:

Mr. Andrew Herdman	2840 8092
Mrs. Maisie Shun Wah	2840 8097

CHAIRMAN'S STATEMENT

Results

The Group's profit attributable to shareholders for the first half of 2002 was HK$240 million, a 37% improvement compared with the profit of HK$175 million earned during the same period in 2001. The profit for the period included an amount of HK$52 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in the first half of 2001 was a charge of HK$27 million. In addition, there was a non-recurring profit of HK$7 million relating to the sale of residential property last year. The decrease in attributable profit before these exceptional items was 4%, from HK$195 million to HK$188 million.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) during the period was HK$29 million (2001, HK$49 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$47 million (2001, HK$34 million).

Your directors have today declared an interim dividend of HK¢28 (2001, HK¢23) per share payable on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. This represents an increase of 22% in dividend per share compared with last year, and the total distribution is HK$47 million. The share register will be closed from 9th September 2002 to 13th September 2002, both dates inclusive.

Review of operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity improved during the period following the downturn in the market seen in the last quarter of 2001. The average number of aircraft handled daily between January and June last year was 186 and this average number grew to 191 this year, a 3% increase. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by both HAECO and TAECO continued to be heavily utilised during the period, although with the younger fleets of more modern aircraft operated by their base customers, and with fewer opportunities during the period to convert passenger aircraft for cargo use, the extent of the average work package has dropped.

The Company has negotiated a contract with Cathay Pacific Airways under which it will acquire a pool of Airbus A340-600 rotable spares that it will maintain and lease to the airline for use on three aircraft that are scheduled to enter its fleet between November 2002 and April 2003. These spares are estimated to cost HK$120 million, most of which will be incurred in the second half of the year.

TAECO's lower result for the period reflected falling revenue due to smaller work packages for aircraft in the hangar. Line maintenance operations in Xiamen, Shanghai and Beijing, primarily for Dragonair, continue to run smoothly. Despite this drop in profits, TAECO's cash flow remains strong, and its Board has declared an interim dividend payable in August, of which the Company's share will be US$2 million. Construction work on TAECO's third hangar is on schedule and budget and it is expected to be operational in early 2003.

HAESL's higher profits were a reflection of a 23% increase in the number of engines put through its facilities; 80 engines arising in this period compared to 65 last year. The projected workload continues to be healthy. While Cathay Pacific is still the principal customer, about 50% of the business is derived from other regional carriers and Rolls-Royce.

Financial review

Turnover was close to that of last year. Increases in line and base maintenance businesses were largely offset by the absence of spares and material sales for passenger-to-cargo aircraft conversion work in the period.

Operating profit before a non-recurring item and changes in bad debt and stock obsolescence provisions increased from HK$111 million to HK$125 million, reflecting an increase in line maintenance business and the effect of higher productivity on aircraft in the hangar.

The contribution before tax from jointly controlled companies was HK$99 million which was in line with that of last period.

Net liquid funds at 30th June 2002 were HK$341 million, compared to HK$125 million at 31st December 2001. In addition to the net cash inflow from operations, the Company has received dividends of HK$11 million from Goodrich Asia-Pacific Limited, and HK$169 million from refinancing of staff housing loans.

Outlook

The annual report indicated that following the events in September last year the Group had seen a decline in demand for its services which was expected to continue in 2002. As it turned out, during the first half of the year, the market returned to a level of activity comparable to last year. The Company's base maintenance facilities were heavily utilised and forward bookings indicate this situation will continue through the rest of the year. The facilities at TAECO are also fully booked for the remainder of the year. The Company is the main provider of line maintenance services in Hong Kong, and this area of the Company's business is expected to grow in line with the increasing number of flights through Hong Kong.

David Turnbull
Chairman

Hong Kong, 6th August 2002

Consolidated profit and loss account - unaudited
for the six months ended 30th June 2002

	Note	Six months ended 30th June 2002 HK$M	Six months ended 30th June 2001 HK$M	Year ended 31st December 2001 HK$M
Turnover	2	1,028	1,023	1,994
Operating expenses:				
Staff remuneration		(502)	(527)	(1,052)
Cost of direct material/job expenses		(149)	(256)	(431)
Depreciation		(50)	(53)	(103)
Operating lease rentals - land & buildings		(28)	(30)	(60)
Auditors' remuneration		-	-	(1)
Changes in work in progress		(56)	52	33
Other operating expenses		(118)	(98)	(222)
Movements in doubtful debt and stock obsolescence provisions		52	(27)	(54)
Profit on sale of staff housing	3	-	7	7
Profit on sale of business to a jointly controlled company		-	-	7
Operating profit	2	177	91	118
Net finance income	4	3	6	9
Net operating profit		180	97	127
Share of results of jointly controlled companies	5	99	99	222
Profit before taxation		279	196	349
Taxation	6	(39)	(21)	(37)
Profit attributable to shareholders		240	175	312
Dividends - paid/proposed				
Interim		47	38	38
Final		-	-	70
		47	38	108
Earnings per share	7	HK$1.44	HK$1.05	HK$1.87

	2002 Interim	2001 Interim	2001 Final	2001 Total
Dividends per share	HK$0.28	HK$0.23	HK$0.42	HK$0.65

Consolidated balance sheet - unaudited

	Note	30th June 2002 HK$M	31st December 2001 HK$M
Fixed assets	8	1,601	1,636
Investment in jointly controlled companies	9	932	869
Deferred items			
Staff loans		5	5
Promissory note		3	4
Interest receivable		40	38
Retirement benefit assets		125	-
Deferred taxation		(104)	(58)
		69	(11)
Current assets			
Stocks of aircraft parts		57	70
Work in progress		63	119
Debtors and prepayments	10	289	188
Staff loans		2	171
Amounts due from jointly controlled companies		17	18
Deposits maturing after three months		12	12
Short term deposits and bank balances		329	113
		769	691
Current liabilities			
Creditors and accruals	10	260	352
Term loan due within one year	12	3	3
Amount due to jointly controlled companies		1	5
		264	360
Net current assets		505	331
		3,107	2,825
Financed by :			
Share capital	11	166	166
Reserves		2,831	2,547
Shareholders' funds		2,997	2,713
Minority interest		5	5
Long term loan	12	105	107
		3,107	2,825

Consolidated cash flow statement - unaudited
for the six months ended 30th June 2002

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Cash flows from operating activities			
Cash generated from operations	140	70	267
Interest paid	(4)	(6)	(10)
Interest received	4	7	12
Net cash inflow from operating activities	140	71	269
Cash flows from investing activities			
Purchase of fixed assets	(15)	(24)	(45)
Sale of fixed assets	-	9	9
Investment in jointly controlled companies	(1)	(29)	(31)
Loans advanced to jointly controlled companies	(15)	(13)	(22)
Dividends received from jointly controlled companies	11	-	10
Net decrease in staff loans	169	12	28
Net decrease/(increase) in short-term deposits maturing after three months	-	1	(2)
Net cash inflow/(outflow) from investing activities	149	(44)	(53)
Cash flows from financing			
Repayment of term loan	(2)	(1)	(3)
Purchase of Company's shares	(1)	-	(6)
'Dividends paid to shareholders	(70)	(63)	(102)
Net cash outflow from financing	(73)	(64)	(111)
Increase/(decrease) in cash and cash equivalents	216	(37)	105
Cash and cash equivalents at beginning of the period	113	8	8
Cash and cash equivalents at end of the period	329	(29)	113

Consolidated statement of changes in equity - unaudited

for the six months ended 30th June 2002

	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
At 31st December 2001, as previously reported	166	2,528	19	2,713
Change in accounting policy to retirement benefits	-	115	-	115
At 31st December 2001, as restated	166	2,643	19	2,828
Profit attributable to shareholders	-	240	-	240
2001 final dividend paid	-	(70)	-	(70)
Repurchase of own shares - premium paid on repurchase	-	(1)	-	(1)
At 30th June 2002	166	2,812	19	2,997

Notes to the Accounts

1. Basis of preparation

These interim financial statements have been prepared in accordance with the principal accounting policies set out in the Company's 2001 Annual Report, except for changes in accounting policies as described below. These interim financial statements comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

Several new accounting standards issued by the Hong Kong Society of Accountants are effective for this financial period.

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34	Employee benefits

The changes to the Group's accounting policies arising from the adoption of these new or revised SSAPs are set out below:

Certain presentational changes have been made upon the adoption of SSAP 1 (revised) and SSAP 15 (revised).

On adoption of SSAP 11 (revised), the profit and loss accounts of foreign jointly controlled entities denominated in foreign currencies are translated at the weighted average exchange rates during the year. This is a change in accounting policy from previous years where these were translated at the balance sheet date. The effect of such change is not material to the accounts.

In 2002, the Group implemented SSAP 34 "Employee Benefits". In accordance with this standard, retirement benefit costs are assessed using the projected unit credit method. Under this method, plan assets are measured at fair value, retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. This is a change in accounting policy as in previous years retirement benefit costs were assessed using the attained age normal method and retirement benefit obligations were discounted at the expected rate of return on plan assets. An initial transitional surplus of HK$137 million has been determined as at 1st January 2002. Accordingly, shareholders' funds and deferred taxation at 1st January 2002 have been increased by HK$115 million and HK$22 million respectively.

2. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the two material jointly controlled companies are provided under note 9.

3. Profit on sale of staff housing

In the period ended 30th June 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

4. Net finance income

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
Finance income	7	12	19
Interest on bank loans and overdrafts	-	(1)	(1)
Interest on long term loan not wholly repayable within five years	(4)	(5)	(9)
	3	6	9

5. Share of results of jointly controlled companies

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
(a) Attributable pre-tax results from:			
- Hong Kong Aero Engine Services Limited	57	41	128
- Taikoo (Xiamen) Aircraft Engineering Company Limited	32	51	79
- Other jointly controlled companies	10	7	15
	99	99	222
(b) Less: Share of taxation thereon:			
- Hong Kong Aero Engine Services Limited	(10)	(7)	(20)
- Taikoo (Xiamen) Aircraft Engineering Company Limited	(3)	(2)	(3)
- Other jointly controlled companies	(2)	(1)	(2)
	(15)	(10)	(25)
(c) Attributable post-tax results from:			
- Hong Kong Aero Engine Services Limited	47	34	108
- Taikoo (Xiamen) Aircraft Engineering Company Limited	29	49	76
- Other jointly controlled companies	8	6	13
	84	89	197

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
	HK$M	HK$M	HK$M
The taxation comprises:			
The Company and its subsidiary company:			
Deferred taxation	24	11	12
Jointly controlled companies	15	10	25
	39	21	37

No provision for Hong Kong profits tax has been made for the period as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

7. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2002 of HK$240 million (period ended 30th June 2001 : HK$175 million) and on the weighted average number of 166,334,707 (period ended 30th June 2001 : 166,983,450) ordinary shares in issue during the period.

8. Fixed assets

	Property, plant and equipment
	Six months ended 30th June 2002
	HK$M
Opening net book value	1,636
Additions and transfers	15
Disposals	-
Depreciation	(50)
Closing net book value	1,601

9. Jointly controlled companies

For the period ended 30th June 2002, the financial results of material jointly controlled companies are as follows:

	HAESL (Operating in Hong Kong) Six months ended 30th June		TAECO (Operating in Mainland China) Six months ended 30th June	
	2002	2001	2002	2001
	HK$M	HK$M	HK$M	HK$M
Turnover	1,630	1,420	251	297
Operating profit	150	117	64	103
Net finance (charges)/income	(12)	(26)	1	1
Share of results of associates	(11)	-	-	-
Profit before taxation	127	91	65	104
Taxation	(23)	(15)	(5)	(4)
Profit attributable to shareholders	104	76	60	100
Funds employed:				
Long-term assets	764	782	789	729
Current assets	1,265	1,093	164	115
	2,029	1,875	953	844
Less: current liabilities	(649)	(574)	(112)	(78)
	1,380	1,301	841	766
Financed by:				
Shareholders' funds and loans	1,093	796	826	751
Long-term liabilities	287	505	15	15
	1,380	1,301	841	766
Group's weighted average % shareholding in the period	45.0%	45.0%	49.6%	46.3%
Group's share of profit attributable to shareholders	47	34	29	49
Group's share of funds employed at 30th June	492	358	406	369

10. Debtors and creditors - Credit risks and ageing analysis

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2002, 75% of debtors (65% as at 31st December 2001) and 86% of creditors (93% as at 31st December 2001) were aged under six months.

11. Share capital

During the period under review, the Company repurchased 126,600 of its own shares on the Hong Kong Stock Exchange at an aggregate consideration of HK$1 million.

All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from the revenue reserve to the capital redemption reserve.

As at 30th June 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

12. Long-term loan

	30th June 2002 HK$M	31st December 2001 HK$M
Repayable within one year	3	3
Repayable between one and two years	4	3
Repayable between two and five years	13	13
Repayable after five years	88	91
	108	110
Amount due within one year included under current liabilities	(3)	(3)
	105	107

	HK$M
At 31st December 2001	110
Repayments during the period	(2)
At 30th June 2002	108

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2001 Annual Report of the Company. During the period, the interest incurred was HK$4 million (2001 : HK$5 million).

13. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Jointly Controlled Companies Six months ended 30th June		Other Related Parties Six months ended 30th June		Total Six months ended 30th June	
	2002	2001	2002	2001	2002	2001
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Revenue from provision of services	91	96	509	445	600	541

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services.

(b) Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

Interim Dividend

An interim dividend of HK¢28 (2001: HK¢23) per share has today been declared and will be paid on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. The share register will be closed from 9th September 2002 to 13th September 2002 both dates inclusive.

Share Capital

During the period under review, the Company made the following purchases of its shares on the Hong Kong Stock Exchange:

Month	Number of Shares Purchased	Highest Price Paid (HK$)	Lowest Price Paid (HK$)
January 2002	126,600	12.35	11.90

Other than as stated above, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.